

February 16, 2023

Michael S. Helm
Chief Financial Officer and Chief Accounting Officer
Berry Corporation (bry)
16000 Dallas Parkway, Suite 500
Dallas, Texas 75248

> **Re: Berry Corporation (bry)**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Response dated January 13, 2023**
> **File No. 001-38606**

Dear Michael S. Helm:

We have reviewed your January 13, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2022 letter.

Form 10-K for Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
How We Plan and Evaluate Operations
Operating Expenses, page 70

1. We have considered your responses to comment 1 in our letter dated November 4, 2022 and comment 1 in our letter dated December 14, 2022. However, we do not believe that the presentation of the measure Operating Expenses, or the alternatively titled measure and presentation you have proposed, is appropriate. Please revise your presentation as necessary.

Non-GAAP Financial Measures, page 91

2. We note from your response to prior comment 3 that your reconciliations of Basic and

Diluted EPS on Adjusted Net Income (Loss) per share will not be provided on a per adjustment basis. Please further revise your presentation to separately present each adjustment in the reconciliation of Basic and Diluted Adjusted Net Income (Loss) per share.

You may contact Jennifer O'Brien at 202-551-3721 or Ethan Horowitz at 202-551-3311 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation